Exhibit (a)(1)(D)
Offer to Purchase
All Outstanding Shares of Common Stock
of
PACIRA BIOSCIENCES, INC.
at
$36.50 per share, net in cash, pursuant to the Offer to Purchase, dated October 30, 2026 by
PEACH PURCHASER SUB INC.
a wholly owned subsidiary of
VIATRIS INC.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,
EASTERN TIME, ON NOVEMBER 16, 2026 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON NOVEMBER 16, 2026), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
October 30, 2026
To Brokers, Dealers, Banks, Trust Companies and other Nominees:
Peach Purchaser Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), and Viatris have appointed Innisfree M&A Incorporated to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pacira BioSciences, Inc., a Delaware corporation (“Pacira”), at a price of $36.50 per Share, in cash, net of applicable withholding taxes and without interest (such amount, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 30, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF PACIRA UNANIMOUSLY RECOMMENDS THAT PACIRA STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.
We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at the end of the day, Eastern Time, on November 16, 2026 (one minute after 11:59 p.m., Eastern Time, on November 16, 2026) (the “Expiration Date”), unless the Offer is extended pursuant to and in accordance with the Merger Agreement (as defined below) (in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, enclosed herewith are copies of the following documents:
1.	Offer to Purchase, dated as of October 30, 2026;
2.	Letter of Transmittal, including Internal Revenue Service Form W-9 or Form W-8, as applicable, to be used by the stockholders of Pacira in accepting the Offer and tendering the Shares;
3.	Pacira’s Solicitation/Recommendation statement on Schedule 14D-9;
4.
A printed form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.
Notice of guaranteed delivery to be used to accept the Offer if certificates representing the Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC, which is acting as the depositary and paying agent for the Offer (the “Depositary”), prior to the Expiration Date, if the procedure for delivery by book-entry transfer cannot be completed prior to the Expiration Date, or if time will not permit all required documents to reach the Depositary prior to the Expiration Date; and

6.	Return envelope addressed by mail to: Equiniti Trust Company, LLC, 1110 Centre Pointe Curve Suite # 101, Attn: Onbase-Reorganization Department, Mendota Heights, MN 55120.

The Offer is not subject to a financing condition. The Offer is conditioned on, among other things, that as of immediately prior to the expiration of the Offer, the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the General Corporation Law of the State of Delaware (the “DGCL”) by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) (as described in more detail in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represents at least one Share more than 50% of the then-issued and outstanding Shares.
The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence, since October 8, 2026, of any Material Adverse Effect (as defined in the Offer to Purchase) that is continuing as of the Offer Acceptance Time (as defined in the Offer to Purchase), and other customary conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase.
The board of directors of Pacira, among other things, has unanimously (i) determined that the Agreement and Plan of Merger, dated October 8, 2026, by and among Viatris, Purchaser and Pacira (as it may be amended from time to time, the “Merger Agreement”) and the transactions contemplated thereby, including the Offer and the Merger (as defined below) (together, the “Transactions”), are fair to, and in the best interest of, Pacira and its stockholders, and declared it advisable for Pacira to enter into the Merger Agreement and consummate the Transactions, (ii) approved the execution, delivery and performance by Pacira of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Pacira tender their Shares to Purchaser pursuant to the Offer.
The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will be merged with and into Pacira (the “Merger”) with Pacira continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Viatris.
Upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the DGCL, the Merger will become effective upon the date and time of the filing of a certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by Viatris, Purchaser and Pacira and specified in the certificate of merger (the “Effective Time”).
At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by Pacira or any of its subsidiaries (including in Pacira’s treasury), (ii) by Viatris, Purchaser or any other direct or indirect wholly owned subsidiary of Viatris, which Shares will be canceled and will cease to exist, and no consideration will be delivered in exchange therefor, or (iii) by Pacira stockholders who are entitled to demand appraisal rights under, and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in, Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be converted into the right to receive the Offer Price, without interest, subject to any applicable withholding taxes. As a result of the Merger, Pacira will cease to be a publicly traded company and will become a wholly owned subsidiary of Viatris.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s irrevocable acceptance for purchase of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, retain tendered

Shares on Purchaser’s behalf, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in more detail under Section 4—“Withdrawal Rights” of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended.
In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.
The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
In order to tender Shares pursuant to the Offer, a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of book-entry transfer, an Agent’s Message if submitted in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either Share Certificates or a timely Book-Entry Confirmation should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.
Neither Viatris nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to Innisfree M&A Incorporated in its capacity as the Information Agent and Equiniti Trust Company, LLC in its capacity as the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by you in forwarding offering materials to your customers.
Stockholders whose Share Certificates are not immediately available or who cannot deliver all other required documents to the Depositary prior to the Expiration Date or who cannot complete the procedures for book-entry transfer prior to the Expiration Date may nevertheless tender their Shares by following the guaranteed delivery procedures set forth in the Offer to Purchase and the Letter of Transmittal.
Questions or requests for assistance or additional copies of the enclosed materials may be directed to the Information Agent (the undersigned) at the address and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF PURCHASER, VIATRIS, THE DEPOSITARY OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER THAT IS NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.